UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13D-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Dynavax Technologies Corporation

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

268158201

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268158201	13D	Page 2 of 7 Pages

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 8,730,707 shares of Common Stock (1)
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 8,730,707 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,730,707 shares of Common Stock (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99%(1)
14	Type of Reporting Person PN

(1)

Bain Capital Life Sciences Fund, L.P. holds 6,826,266 shares of Common Stock, 3,756 shares of Series B Preferred Stock (as defined herein) and Warrants (as defined herein) to purchase 2,645,566 shares of Common Stock. BCIP Life Sciences Associates, LP holds 698,734 shares of Common Stock, 384 shares of Series B Preferred Stock and Warrants to purchase 270,684 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 8,730,707 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 86,188,763 shares of Common Stock issued and outstanding as of March 6, 2020, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2019 and (ii) 1,205,707 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares of Series B Preferred Stock or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

CUSIP No. 268158201	13D	Page 3 of 7 Pages

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power (1)
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) (1)
14	Type of Reporting Person PN

(1)

Bain Capital Life Sciences Fund, L.P. holds 6,826,266 shares of Common Stock, 3,756 shares of Series B Preferred Stock and Warrants to purchase 2,645,566 shares of Common Stock. BCIP Life Sciences Associates, LP holds 698,734 shares of Common Stock, 384 shares of Series B Preferred Stock and Warrants to purchase 270,684 shares of Common Stock. As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 9.99% of the outstanding Common Stock of the Issuer, representing 8,730,707 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 86,188,763 shares of Common Stock issued and outstanding as of March 6, 2020, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2019 and (ii) 1,205,707 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares of Series B Preferred Stock or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

This Amendment No. 1 relates to the Common Stock of Dynavax Technologies Corporation and amends the initial statement on Schedule 13D filed by the Reporting Persons on August 22, 2019 (the “Initial Statement” and, as further amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the dated hereof, (i) BC LS holds 6,826,266 shares of Common Stock, 3,756 shares of Series B Preferred Stock and Warrants to purchase 2,645,566 shares of Common Stock and (ii) BCIP LS holds 698,734 shares of Common Stock, 384 shares of Series B Preferred Stock and Warrants to purchase 270,684 shares of Common Stock.

As a result of the Beneficial Ownership Blocker, the Reporting Persons are precluded from converting or exercising, as applicable, shares of Series B Preferred Stock or Warrants to the extent that the Reporting Persons would, after such conversion or exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock of the Issuer. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock of the Issuer, representing 8,730,707 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 86,188,763 shares of Common Stock issued and outstanding as of March 6, 2020, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2019 and (ii) 1,205,707 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of shares of Series B Preferred Stock or Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Resale Registration Rights Agreement

The Reporting Persons entered into a Registration Rights Agreement with the Issuer on March 11, 2020 (the “Resale Registration Rights Agreement”), which provides certain rights with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Common Stock, Series B Preferred Stock and Warrants held by the Reporting Persons as of the date thereof, including all shares of Common Stock issuable upon exercise, conversion or exchange of any Series B Preferred Stock or Warrant (collectively, the “Registrable Securities”).

Resale Registration Rights. The Issuer has agreed to file a registration statement covering the resale by the Reporting Persons of the Registrable Securities within 45 days of the entry into the Resale Registration Rights Agreement. The Issuer has agreed to use reasonable best efforts to cause such registration statement to be declared effective as soon as practicable and to remain continuously effective until the earlier of (i) the date as of which all Registrable Securities covered by the registration statement have been sold and (ii) the date as of which neither Reporting Person holds Registrable Securities.

Fees; Indemnification. The Issuer is responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities. The Issuer granted the Reporting Persons customary indemnification rights in connection with the registration statement. The Reporting Persons have also granted the Issuer customary indemnification rights in connection with the registration statement.

References to and the description of the Resale Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Resale Registration Rights Agreement, which is attached hereto as Exhibit D and incorporated by reference herein.

Warrant Exchange Agreement

The Reporting Persons entered into a letter agreement with the Issuer on March 11, 2020 (the “Warrant Exchange Agreement”), which provides the Reporting Persons with the right, on one occasion, to exchange (an “Exchange”) all or any portion of the Warrants beneficially owned by the Reporting Persons for one or more warrants (each, a “Preferred Warrant”) to purchase shares of the Issuer’s non-voting Series C Convertible Preferred Stock, $0.001 par value per share (the “Series C Preferred Stock”). Each Preferred Warrant issued in exchange for a Warrant will be exercisable for a number of shares of Series C Preferred Stock equal to (x) the number of shares of Common Stock for which the Warrant then remains exercisable, divided by (y) 1,000.

Preferred Warrants. Each Preferred Warrant will be substantially consistent with the Warrants, except that each Preferred Warrant will have an exercise price of $4,500.00 per share of Series C Preferred Stock, subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Series C Preferred Stock. The Preferred Warrants will be exercisable at any time prior to their expiry and will expire on February 12, 2022.

Series C Preferred Stock. The terms, rights, obligations and preferences of the Series C Preferred Stock will be set forth in the Issuer’s Certificate of Designation of Preferences, Rights and Limitations of Series C Preferred Stock (the “Series C Certificate of Designation”), which the Issuer has agreed to file with the Secretary of State of the State of Delaware no later than the second business day following delivery by the Reporting Persons to the Issuer of a written notice exercising their right to consummate an Exchange, and will be substantially consistent with the Certificate of Designation with respect to the Series B Preferred Stock. Each share of Series C Preferred Stock will be convertible into 1,000 shares of Common Stock (subject to adjustment as will be provided in the Series C Certificate of Designation) at any time at the option of the holder. The holder will be prohibited from converting shares of Series C Preferred Stock into shares of Common Stock, if, as a result of such conversion, the holder, together with its affiliates, would beneficially own more than 4.99% (or such other percentage (not to exceed 19.99%) that the holder elects by written notice to the Issuer) of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the conversion (the “Series C Conversion Blocker”). The Reporting Persons have elected a Series C Conversion Blocker percentage of 9.99%.

Resale Registration Rights Agreement. Pursuant to the terms of the Warrant Exchange Agreement, the Issuer and the Reporting Persons agreed, upon the request of the Reporting Persons, to enter into a registration rights agreement concurrent with an Exchange. The registration rights agreement will provide certain rights with respect to the registration under the Securities Act of the Preferred Warrants held by the Reporting Persons, including all shares of Series C Preferred Stock or Common Stock issuable upon exercise or conversion.

References to and the description of the Warrant Exchange Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Warrant Exchange Agreement, which is attached hereto as Exhibit E and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit D	Registration Rights Agreement, dated March 11, 2020, by and among the Issuer and the Reporting Persons

Exhibit E	Warrant Exchange Letter Agreement, dated March 11, 2020, by and among the Issuer and the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: March 12, 2020	Bain Capital Life Sciences Fund, L.P.

	By:	Bain Capital Life Sciences Partners, LP
its general partner

	By:	Bain Capital Life Sciences Investors, LLC
its general partner

	By:	/s/ Andrew Hack, M.D., Ph.D.
Name: Andrew Hack, M.D., Ph.D.
Title: Managing Director

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC
its general partner

	By:	/s/ Andrew Hack, M.D., Ph.D.
Name: Andrew Hack, M.D., Ph.D.
Title: Authorized Signatory